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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 0-19136
National Energy Group, Inc.
(Exact name of registrant as specified in its charter)
4925 Greenville Avenue
Dallas, Texas 75206
(214) 692-9211
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.01 par value per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 0
     All shares of the Registrant’s common stock were deemed cancelled and no longer outstanding as of 5:00 p.m., Eastern Time, on March 25, 2008, the effective date of the Registrant’s certificate of dissolution filed with the Delaware Secretary of State (the “Effective Time”). Immediately prior to the Effective Time, there were 5,615 holders of record of the Registrant’s common stock, each of whom, as of the Effective Time, ceased to have any rights in respect thereof, except the right to receive distributions pursuant to and in accordance with the Plan of Complete Dissolution and Liquidation of National Energy Group, Inc.
     Pursuant to the requirements of the Securities Exchange Act of 1934, National Energy Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 26, 2008	NATIONAL ENERGY GROUP, INC.
	By:	/s/ Grace Bricker
		Name:	Grace Bricker
		Title:	Vice President - Administration